BRF S.A.

Companhia Aberta

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS) hereby informs its shareholders and the market that, in a report published on the date hereof, Moody’s Ratings, a credit rating agency, upgraded BRF’s global scale rating from “Ba3” to “Ba2”. The outlook changed to stable from positive. The abovementioned update is a consequence of the strong improvement in credit metrics of the Company, supported by sound balance sheet and operational performance.

São Paulo, September 24, 2024.

Fábio Luis Mendes Mariano

Chief Financial and Investors Relations Officer